EXHIBIT 99.2

INDONESIA ENERGY CORPORATION LIMITED

OPERATING AND FINANCIAL REVIEW

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025

The following discussion of the results of our operations and our financial condition should be read in conjunction with the unaudited condensed consolidated financial statements included as Exhibit 99.1 to this report. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Item 3. Key Information–D. Risk Factors” set forth in our Form 20-F filed with the SEC on April 29, 2026.

Business Overview

Indonesia Energy Corporation Limited (“IEC,” “the Company,” or “we,” “our,” “us” and similar terminology) is an oil and gas exploration and production company focused on the Indonesian market. Alongside operational excellence, we believe we have set the highest standards for ethics, safety and corporate social responsibility practices to ensure that we add value to society. Led by a professional management team with extensive oil and gas experience, we seek to bring forth at all times the best of our expertise to ensure the sustainable development of a profitable and integrated energy exploration and production business model.

We currently have rights through contracts with the Indonesian government to one oil and gas producing block (“Kruh Block”) and one oil and gas exploration block (“Citarum Block”). We have also identified a potential third exploration block, known as the Rangkas Area, and we may seek to acquire or otherwise obtain rights to additional oil and gas producing assets. In January 2024, new 3D seismic operations at the Company’s 63,778 acre Kruh Block commenced, which was completed in June, 2024. Interpretation and reservoir study based on the 3D seismic data continued until September 2025. Importantly, we anticipate that the results of this seismic work will support the commencement of our continuing drilling program, which includes two back-to-back wells for which field operations are already underway. The first well, K-29, was spudded on July 25, 2026, and drilling operations commenced on the same date. The well reached a total measured depth of approximately 3,378 feet, and drilling operations were completed in August 2026. The actual production operations at K-29 are expected to commence in late September 2026. Following the completion of the K-29 well, the Company plans to commence drilling activities at the WK-5 as part of the drilling program. The second well, WK-5, is expected to be completed by the end of 2026, and the drilling rig used at the K-29 well has been mobilized and is on its way to the WK-5 wellsite. The Company also plans to conduct a continuous drilling program from 2027 through 2030 in the Kruh, West Kruh and North Kruh fields over the next four years to maximize production, during which it expects to drill 16 new wells, subject to the availability of capital and other financing, regulatory approvals and permits, the availability of drilling equipment and services, market conditions, and other factors beyond the Company’s control. The timing and number of wells ultimately drilled may differ materially from the Company’s current plans.

We produce oil through PT Green World Nusantara (“Green World”), our indirect wholly-owned subsidiary, which operates the Kruh Block under an agreement with PT Pertamina EP (Persero), the Indonesian state-owned oil and gas company (“Pertamina”). Our operatorship Kruh Block previously ran until May 2030 under a ten-year Joint Operation Partnership (the “KSO”) with Pertamina. Kruh Block covers an area of 258.1 km2 (63,778 acres) and is located onshore 16 miles northwest of Pendopo, Pali, South Sumatra. In December 2022, we started our negotiations with Pertamina for a five-year extension of our contract for Kruh Block. Effective August 9, 2023, Green World and Pertamina executed an amendment to the KSO (the “Amended KSO”) that moved the expiration date of our operatorship of Kruh Block to September 2035. This extension effectively gives us 13 years to fully develop the existing 3 oil fields, and 5 other undeveloped oil and gas bearing structures at Kruh Block. Further, the Amended KSO increases our after-tax profit split from the current 15% to 35%, for an increase of more than 100%. We received Pertamina’s signature to the Amended KSO in early September 2023.

Citarum Block is an exploration block initially covering an area of 3,924.67 km2 (969,807 acres). On April 18, 2024, the Indonesian Special Task Force for Upstream Oil and Gas Business Activities (“SKK Migas”) approved the relinquishment of 1,378.78 Km2 block area, with remaining block area of 2,545.89 km2. In July 2024, SKK Migas approved the second relinquishment granting final retention of 784.88 km2 (193,948 acres) until 2048. This block is located onshore in West Java and only 16 miles south of the capital city of Indonesia, Jakarta. Our rights to Citarum Block run until July 2048 under Production Sharing Contract (“PSC”) agreement with SKK Migas.

In August 2025, we signed a memorandum of understanding with Aguila Energia e Participações Ltda. (“AEP”), an affiliate of Rio de Janeiro–based investment firm Aguila Capital, led by energy executive Blener Mayhew. The memorandum of understanding establishes a cooperative framework between the parties to jointly identify, evaluate, and pursue potential opportunities to acquire or participate in oil and gas or other energy-related assets and projects located in Brazil. The cooperation combines our oil and gas and capital market experience with AEP’s capabilities in local Brazilian transactions, regulatory engagement, and asset development. The memorandum of understanding reflects our and AEP’s shared vision to build a diversified energy portfolio across upstream and downstream segments through disciplined, cross-border cooperation. The memorandum of understanding is a non-binding statement of intent. Our company and AEP will seek to enter into appropriate definitive agreements for projects on an opportunity-by-opportunity basis. We believe there are several promising reasons for our company to consider Brazil as the first jurisdiction beyond Indonesia to explore oil and gas opportunities including (i) Brazil’s Oferta Permanente bid system which allows for year-round acquisition opportunities of relinquished and new exploration and production blocks, (ii) our understanding that many junior operators in Brazil are divesting producing and near-producing fields at attractive valuations due to capital constraints, creating opportunities for relatively near term brownfield optimization and predictable cash flow profiles and (iii) under concession contracts with the Brazilian government, royalties typically range from 5–10% (with reductions possible for mature or marginal fields), offering the potential for higher after-tax cash flows compared to production-sharing contracts, as well as the potential for enhanced operational flexibility and internal rates of return.

Overview of Results of Operations

Our key financial and operating highlights for the six months ended June 30, 2026 were  :

●	Total oil production by IEC for the six months ended June 30, 2026 was 24,869 barrels (“Bbl”), an increase of 4,756 Bbl for the same period in 2025, which resulted in higher cost recovery entitlements and revenue for the six months ended June 30, 2026 compared to the same period in 2025. This increase was primarily due to successful stimulation treatments in our K-26 well, thereby improving the flow characteristics of the oil within the reservoir and facilitating its movement toward the wellbore.

●	The Indonesian Crude Price (“ICP”) increased approximately 26.77% from an average price of $67.91 per Bbl for the six months ended June 30, 2025 to $86.09 per Bbl for the same period in 2026, resulting in the corresponding increase in our revenue and cost recovery entitlements.

●	The average production cost per Bbl for the six months ended June 30, 2026 was $40.64 compared to $49.46 for same period in 2025. The lower production cost per Bbl in 2026 was primarily due to an increase in oil production resulting from successful stimulation treatments in K-26.

●	Kruh Block: with respect to our currently producing Kruh Block, our KSO contract commenced in May 2020 for production in the Kruh Block until 2030 and in August 2023, this has been amended to extend the contract term by 5 years to September 2035. We received government approval on our drilling, workover, G&G study and seismic program for Kruh Block. The last drilling of K-28 well was spudded on June 22, 2022. Final well testing was completed in late 2024. From January to June 2024, we completed a three-dimensional seismic acquisition program. The newly acquired high quality seismic data has been processed and interpreted, and will be used for the planning of next drilling program. The first well, K-29, was spudded on July 25, 2026, and drilling operations commenced on the same date. The well reached a total measured depth of approximately 3,378 feet, and drilling operations were completed in August 2026. The actual production operations at K-29 are expected to commence in late September 2026. Following the completion of the K-29 well, the Company plans to commence drilling activities at the WK-5 as part of the drilling program. The second well, WK-5, is expected to be completed by the end of 2026. The Company also plans to conduct a continuous drilling program from 2027 through 2030 in the Kruh, West Kruh and North Kruh fields over the next four years to maximize production, during which it expects to drill 16 new wells, subject to the availability of capital and other financing, regulatory approvals and permits, the availability of drilling equipment and services, market conditions, and other factors beyond the Company’s control. The timing and number of wells ultimately drilled may differ materially from the Company’s current plans.

●	Citarum Block: with respect to Citarum Block, we have designed a 2D seismic program, and a delineation drilling program, subject to the availability of funding necessary to conduct such activity. Following comprehensive geological and geophysical assessments of the Citarum Block, we have elected to retain 2,545.89 km², after relinquishing 1,378.78 km² from the original 3,924.67 km² (969,807 acres). In July 2024, SKK Migas approved the second relinquishment granting final retention of 784.88 km2 (193,948 acres) until 2048. Our focus remains on assessing and ranking petroleum projects within the block as we prepare for the next phase of drilling and seismic operations. We are currently designing a drilling program to drill the first well, Jatayu-2, to delineate the gas discovery in the Jatayu area.

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Update to Kruh Block Drilling Program

As part of the original 18 wells drilling program, two wells were drilled in 2021 and two wells were drilled in 2022, for a total of four wells. We previously planned to complete the rest of 14 wells after the interpretation of the newly acquired three-dimensional seismic data is completed. Following the completion of seismic acquisition, processing and interpretation in 2024 and 2025, we identified four additional drilling locations and incorporated them into its drilling program. We plan to drill four new wells at these locations. The first well, K-29, was spudded on July 25, 2026, and drilling operations commenced on the same date. The well reached a total measured depth of approximately 3,378 feet, and drilling operations were completed in August 2026. We therefore modified our drilling plan for Kruh Block with an anticipation to drill one more well in 2026.  The remaining planned 16 wells will be drilled between 2027 and 2030, depending on the availability of funding necessary to conduct such activity.

With the amended KSO contract providing higher profit share and extension of five years production period effective in August 2023, besides the completion of drilling 14 remaining wells, additional drilling program would maximize the net cash flow and net present value of Kruh field development. With the completion of a high quality 3D seismic program in the Kruh Block in June 2024, additional drilling locations have been identified. We anticipate that the results of this seismic work will support the commencement of our continuing drilling program, which includes two back-to-back wells. The first well, K-29, was spudded on July 25, 2026, and drilling operations commenced on the same date. The well reached a total measured depth of approximately 3,378 feet, and drilling operations were completed in August 2026. The actual production operations at K-29 are expected to commence in late September 2026. Following the completion of the K-29 well, the Company plans to commence drilling activities at the WK-5 as part of the drilling program and the drilling rig used at the K-29 well has been mobilized and is on its way to the WK-5 wellsite. The WK-5 well, is expected to be completed by the end of 2026. We also plan to conduct a continuous drilling program from 2027 through 2030 in the Kruh, West Kruh and North Kruh fields over the next four years to maximize production, during which it expects to drill 16 new wells, subject to the availability of capital and other financing, regulatory approvals and permits, the availability of drilling equipment and services, market conditions, and other factors beyond the Company’s control. The timing and number of wells ultimately drilled may differ materially from the Company’s current plans.

Citarum Block Update

Citarum Block is an exploration block initially covering an area of 3,924.67 km2 (969,807 acres). On April 18, 2024, the SKK Migas approved the relinquishment of 1,378.78 Km2 block area, with remaining block area of 2,545.89 km2. In July 2024, SKK Migas approved the second relinquishment granting final retention of 784.88 km2 (193,948 acres) until 2048. Our rights to Citarum Block run until July 2048 under the PSC agreement with SKK Migas.

With respect to the Citarum Block, we have designed a 2D seismic program and a delineation drilling program, subject to the availability of funding necessary to conduct such activity. Our focus remains on assessing and ranking petroleum projects within the block as we prepare for the next phase of drilling and seismic operations. We are currently designing a drilling program to drill the first well, Jatayu-2, to delineate the gas discovery in the Jatayu area.

Results of Operations for the Six Months Ended June 30, 2026 and 2025

Revenue

Revenues increased by approximately $709,948 or 66.38%, to $1.78 million for the six months ended June 30, 2026 compared with the same period in 2025. The increase was primarily due to a significant rise in oil and gas production driven by successful stimulation treatments of existing production wells, as well as an increase in oil price. The oil production increased by approximately 4,756 Bbl or 23.64% for the six months ended June 30, 2026 compare to the same period in 2025. The ICP increased approximately 26.77% from an average price of $67.91 per Bbl for the six months ended June 30, 2025 to $86.09 per Bbl for the same period in 2026.

Lease operating expenses

Lease operating expenses decreased by approximately $91,957 or 6.60%, for the six months ended June 30, 2026 compared to the same period in 2025, mainly due to a slight decrease in field office administration expenses and production expenses.

Depreciation, depletion and amortization (DD&A)

DD&A increased by approximately $86,066, or 25.66%, for the six months ended June 30, 2026 compared to the same period in 2025, primarily due to a significant increase in depletion of oil and gas production.

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General and Administrative Expenses

General and administrative expenses decreased by approximately $18,811, or 1.07%, to $1,742,249 for the six months ended June 30, 2026 compared to the same period in 2025, primarily due to a decrease in office expenses and utilities, professional fees and travelling expenses.

Other expenses, net

We had other expenses, net of $196,217 for the six months ended June 30, 2026 as compared to other expenses of $403,460 for the same period in 2025. The net of other expenses for the six months ended June 30, 2026 was mainly due to the change in fair value of warrant liabilities and allowance on other receivables.

Net Loss

We had a net loss of $1,882,881 for the six months ended June 30, 2026 compared to $2,824,774 for the same period in 2025. The decrease in net loss was due to the combination of the factors discussed above.

Liquidity and Capital Resources

We generated a net loss of $1,882,881 and net cash used in operating activities of $2,090,111 for the six months ended June 30, 2026. In addition, we had an accumulated deficit of $52,909,664 and working capital of $6,604,181 as of June 30, 2026. Our operating results for future periods are subject to numerous risks and uncertainties and it is uncertain if we will be able to reduce or eliminate our net losses and achieve cash flow positive operations in the near term or eventually achieve profitability. If we are not able to increase revenues or manage operating expenses in line with revenue forecasts, or if the price of oil should drop significantly, we may not be able to achieve profitability.

Our principal sources of liquidity during the six months ended June 30, 2026 were proceeds from At The Market Offering Agreement we entered with H.C. Wainwright & Co., LLC (the “Sales Agent”) on July 22, 2022, as amended on March 22, 2024 (“ATM Agreement”). Pursuant to this ATM Agreement, we may offer and sell, from time to time, to or through the Sales Agent, ordinary shares having an aggregate gross offering price of up to $20,000,000. On March 22, 2024, the Company filed a new shelf registration statement on Form F-3 (the “New F-3 Registration Statement”, File No. 333-278175), which was declared effective on May 31, 2024. This covered a $9,600,000 base prospectus for various securities and a prospectus supplement for the sale of up to $4,267,622 of our ordinary shares under the ATM Agreement. We subsequently filed four supplements to increase its ATM offering limits on December 18, 2024, June 17, 2025, February 5, 2026 and April 27, 2026, respectively, in which we registered additional $3,850,000, $3,200,000, $7,900,000 and $14,100,000, respectively, worth of our ordinary shares. For the six months ended June 30, 2026, we received net proceeds of $2,252,287 through our utilization of such ATM offering program. As of the date of this Form 6-K Report, there was $14.1 million available for issuance under the ATM Agreement.

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As of September 22, 2026, we had approximately $4.80 million of cash which is placed with financial institutions and is unrestricted as to withdrawal or use. We intend to mitigate the conditions of substantial doubt and meet the cash requirements for the next 12 months from the issuance date of this report by implementing management’s remedial plan, including a combination of improving operational efficiency, cost reductions and debt and equity financing. We plan to collect the receivables timely and arrange payment schedule in accordance with the cash management plan.

If we fail to achieve these goals, we will likely need additional financing to execute our business plan. If additional financing is required, we may seek to raise capital through our ATM program. However, we may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all, as we may elect not to utilize the ATM facility due to unfavorable market prices or find that such funds are otherwise unavailable when needed.

In the event that financing sources are not available from any source, or that we are unsuccessful in increasing our gross profit margin and reducing operating losses, we may be unable to implement our current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on the our business, prospects, financial condition and results of operations.

We have prepared our unaudited condensed consolidated financial statements on a going concern basis. However, there can be no assurance that the measures above can be achieved as planned. Based on management’s evaluation of the conditions existing as of June 30, 2026, together with the financing through ATM program, management has concluded that we do not have sufficient liquidity for at least one year from the date of the unaudited condensed consolidated statements to be issued. Therefore, we determined that the substantial doubt about the our ability to continue as a going concern has not been alleviated. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. If we are unable to continue as a going concern, we may have to liquidate our assets or otherwise dispose of our assets, and the amounts realized upon such liquidation or disposition may be less than the carrying amounts of such assets reflected in the unaudited condensed consolidated financial statements.

Contractual Obligations

After taking into consideration our updating seismic and drilling plans for Kruh Block as described above under “Update to Kruh Block Drilling Program,” the following table summarizes future commitments amounts on an undiscounted basis as of June 30, 2026 for all the planned expenditures to be carried out at Kruh Block and Citarum Block:

		Future commitments
	Nature of commitments	Remainder of 2026	2027	2028 and beyond
Citarum Block PSC
Geological and geophysical (G&G) studies	(a)	$-	$-	$950,000
2D seismic	(a)	-	-	6,050,000
3D seismic	(a)	-	-	2,100,000
Drilling	(b)(c)	-	-	30,000,000
Total commitments -Citarum PSC		$-	$-	$39,100,000
Kruh Block KSO
Operating commitments	(d)	$1,429,905	$3,763,035	$81,423,545
Production facility		-	700,000	300,000
G&G studies	(a)	100,000	50,000	-
2D seismic		-	-	-
3D seismic		-	-	-
Drilling	(a)	5,000,000	2,600,000	33,400,000
Workover		-	-	-
Certification		-	-	-
Abandonment and Site Restoration	(c)	38,136	76,272	610,179
Total commitments -Kruh KSO		$6,568,041	$7,189,307	$115,733,724
Total Commitments		$6,568,041	$7,189,307	$154,833,724

Nature of commitments:

(a)	Both firm commitments and a 5-year work program according to our economic model are included in the estimate. Firm capital commitments represent legally binding obligations with respect to the KSO for Kruh Block or the PSC for Citarum Block in which the contract specifies the minimum exploration or development work to be performed by us within the first three years of the contract. In certain cases where we execute contracts requiring commitments to a work scope, those commitments have been included to the extent that the amounts and timing of payments can be reliably estimated.

(b)	Includes one exploration and two delineation wells.

(c)	Abandonment and site restoration are primarily upstream asset removal costs at the drilling completion of a field life related to or associated with site clearance, site restoration, and site remediation, based on Indonesian government rules.

(d)	Operating commitments are primarily production operation costs related to or associated with the maintenance well work scheduled to be performed on the oil wells with respect to the Kruh Block KSO.

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